Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN 55402

www.fredlaw.com

Direct: (612) 492-7067

Main: (612) 492-7000

Fax: (612) 492-7077

Email: rranum@fredlaw.com

December 19, 2011

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn:                    Amanda Ravitz, Assistant Director

Re:	Kips Bay Medical, Inc.
Registration Statement on Form S-1
Filed November 16, 2011
File No. 333-178019

Ladies and Gentlemen:

On behalf of Kips Bay Medical, Inc. (the “Company”), this letter is submitted in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated December 7, 2011 regarding the Company’s above-referenced Registration Statement on Form S-1 (File No. 333-178019) (the “Registration Statement”) filed under the Securities Act of 1933 (the “Securities Act”).  Our responses to the specific comments are set forth below.  For the convenience of the Staff, each comment is restated in bold and italics prior to the response to such comment.  All defined terms used in this letter have the same meaning as in the Registration Statement, unless otherwise indicated.

Selling Stockholder, page 18

1.              Given the nature and size of the transaction being registered relative to the number of outstanding shares held by non-affiliates, please advise us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

The Company respectfully submits that the transaction set forth in the Registration Statement relates to the offering of securities solely by or on behalf of a person other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary, as discussed in greater detail below, and, therefore, is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i).

Background

The Company completed its initial public offering and listed its common stock on the NASDAQ Global Market under the ticker symbol “KIPS” on February 11, 2011.  As of December 1, 2011, the Company has 16,200,579 shares of common stock outstanding.  Of those 16,200,579 shares, 5,481,397 shares (or 33.7%) are held by the Company’s Chairman and Chief Executive Officer, Manny Villafaña, and 6,791,956 shares (or 41.9%) are held by Kips Bay Investments, LLC (“KBI”), an entity controlled by Nasser J. Kazeminy, Yvonne P. Kazeminy and trusts that benefit Mr. Kazeminy’s family.

Aspire Capital, LLC (“Aspire”) is an institutional investor that invests in a wide range of companies and industries emphasizing life sciences, energy and technology companies.  Prior to entering into a common stock purchase agreement (the “Purchase Agreement”) with the Company on October 24, 2011, Aspire did not own any securities of the Company and was not affiliated with the Company or any of its officers, directors, KBI or any other greater than 5% holders of the Company’s outstanding shares of common stock.  Aspire acquired 378,788 shares of the Company’s common stock as a commitment fee for entering into the Purchase Agreement.  Pursuant to that agreement, once the Registration Statement is declared effective, the Company may sell up to an additional 2,785,569 shares to Aspire pursuant to the terms of the Purchase Agreement. The 3,164,357 shares that are the subject of the Registration Statement would equal 19.5% of the currently outstanding shares if sold and issued in full to Aspire.

Staff Guidance

Rule 415(a)(1)(i) of the Securities Act provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. As stated in the Registration Statement, the securities are being registered for resale or other disposition by the selling stockholder, Aspire. Proceeds from the sale of any securities are solely for the account of Aspire, although the Company may receive proceeds of up to $20 million from the sale of shares to Aspire pursuant to the terms of the Purchase Agreement.  With regard to the Staff’s comment, we note Securities Act Rules Compliance and Disclosure Interpretation (“C&DI”) 612.09, which indicates that the issue of whether an offering is by or on behalf of the issuer involves an analysis of facts beyond the entity that will receive the proceeds of the sale of securities that are being registered.  Specifically, C&DI 612.09 states that consideration should be given to the following factors:

1. how long the selling shareholders have held the shares,

2. the circumstances under which they received them,

3. their relationship to the issuer,

4. the amount of shares involved,

5. whether the sellers are in the business of underwriting securities, and

6. whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

As detailed below, after considering the above factors, we respectfully submit that the proposed registration is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Analysis

Each of the six factors of C&DI 612.09 is discussed below.

A.                                   The Period for which the Selling Stockholder has Held the Shares

Of the 3,164,357 shares being registered pursuant to the Registration Statement, 378,788 shares were issued in connection with Aspire’s entry into the Purchase Agreement and the remaining shares may be sold to Aspire, and subsequently resold under the Registration Statement, over a period of approximately 36 months from the date the Registration Statement is declared effective.  In this regard, we believe it is important to note that C&DI 139.13 provides that no minimum holding period is required where the Company has “completed the private transaction of all of the securities it is registering” through an equity line transaction and the investor is at market risk at the time of filing of the resale registration statement.  As in all equity line transactions, the selling stockholder has accepted the market risk of its investment from the date of entering into the Purchase Agreement, including market risk related to the shares currently held and those that the Company may choose, in its sole discretion, to put to the selling stockholder pursuant to the terms of that agreement.

B.                                     The Circumstances under which the Selling Stockholder Received the Shares

Aspire obtained the shares offered in the Registration Statement through a privately negotiated transaction completed at arms length prior to the filing of the Registration Statement.  Although Aspire is required by the Staff to include disclosure that it is “underwriter” with regard to its resales under the Registration Statement, we respectfully note that the transaction has characteristics more closely associated with a traditional investment transaction than with an underwritten offering.  Specifically, in a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public and the underwriter receives a portion of the proceeds of such sale as compensation for its selling efforts and for bearing market risk.  Pursuant to the Purchase Agreement, Aspire may purchase shares put to it by the Company at a slight discount; however, Aspire is required to take the securities put to it by the Company under the Purchase Agreement and there is no agreement or arrangement regarding the price at which Aspire will resell such shares to the public pursuant to the Registration Statement.  Additionally, Aspire is prohibited from engaging in or effecting, directly or indirectly, any (i) “short sale” of the Company’s common stock or (ii) hedging transaction, which establishes a net short position with respect to the Company’s common stock.  As such, unlike a traditional underwriter, Aspire is taking investment risk with regard to the securities it will acquire under the Purchase Agreement and there is no certainty that it will receive a premium on the resale of any shares it purchases pursuant to the Purchase Agreement; indeed, Aspire is at risk that it may incur a loss in the resale of those shares.

C.                                     The Selling Stockholder’s Relationship to the Issuer

Aspire is not an affiliate of the Company or a broker-dealer or an affiliate of a broker-dealer.  The only relationship between Aspire and the Company is the relationship established through the Purchase Agreement.  Aspire has agreed to acquire the Company’s securities for investment purposes as a principal, not as an agent, and is at market risk for all shares purchased as part of its investment.  Aspire will retain all proceeds from the sale of shares pursuant to the

Registration Statement and, in contrast to the economic terms of an underwritten offering, the proceeds of sale by the Company to Aspire are not dependent on the price at which Aspire ultimately sells the shares pursuant to the Registration Statement.

In addition, Aspire has not, and will not, receive a commission or any other remuneration from the Company if and when the additional shares are sold to Aspire under the Purchase Agreement.  Aspire will be responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers it engages to assist in selling any securities, as applicable.  Aspire will retain all proceeds from the sale of shares pursuant to the Registration Statement and the Company will not obtain any direct or indirect benefit from any amounts received from those sales.

D.                                    The Amount of Shares to be Sold by the Selling Stockholder

As of December 1, 2011, the Company had 16,200,579 shares of common stock outstanding.  Of such shares, the Company believes approximately 3,816,359 shares are held by non-affiliates of the Company.  The selling stockholder seeks to register 3,164,357 common shares pursuant to the Registration Statement, constituting approximately 19.5% of the total outstanding shares and 83.0% of the shares held by non-affiliates.  In the context of convertible securities that have the potential for a significant, but undefined, dilutive effects on existing stockholders, the Staff has expressed concerns that a registered resale transaction involving more than 33% of the issuer’s outstanding shares held by non-affiliates may constitute a primary offering on behalf of the issuer.  This Staff position is limited to resales of securities underlying convertible securities, which present significant policy issues that are not present in the transaction being registered in the Registration Statement.

Capital Structure of the Company

In connection with the Company’s incorporation in May 2007, 5,400,000 shares were issued to the Company’s CEO.  In a series of transactions between July 2007 and February 2010, as described under “Investment Agreement with Kips Bay Investments, LLC” in its proxy statement for the 2011 Annual Meeting of Stockholders, the Company issued 6,789,056 shares to KBI.  Prior to its initial public offering, these two stockholders beneficially owned 89.2% of the Company’s outstanding common stock.

In February 2011, the Company undertook its initial public offering, in which 2,062,500 shares were sold to the public in a firm commitment underwritten offering.  That initial public offering diluted the ownership interests of the Company’s two largest stockholders to 77.5% of the total shares outstanding; however, these stockholders continue to be affiliates of the Company, as that term is defined in Securities Act Rule 405.  For this reason, the public float of the Company remains relatively small.

Prior to entering into the Purchase Agreement, Aspire had no affiliation, agreements or understandings with the Company, its officers, directors or affiliates, or with KBI.  Were the Company to issue all 3,164,357 shares that it has the contractual right to issue to Aspire under the Purchase Agreement, Aspire would not be an affiliate of the Company, as it would lack any ability to control or influence the decisions of the Company due to the existence of two significantly larger stockholders and its relative ownership position.

Puts Under the Purchase Agreement

The Purchase Agreement permits the Company, in its sole discretion, to put shares to Aspire at a price tied directly to the market price of the common stock.  When the Company gives notice to Aspire of a put, the Company will either know the exact price at which such shares will be purchased by Aspire (in the case of a Regular Purchase) or can establish a minimum purchase price (in the case of a VWAP Purchase).  Also, under a Regular Purchase, the purchase price is determined prior to the time any shares will be issued to Aspire.  As Aspire is prohibited from effecting short sales (or any other hedging transactions) in the Company’s securities, this provision provides a fundamental economic incentive to Aspire to avoid selling into the market if it would cause downward pressure on the stock price.  Finally, the Purchase Agreement includes a Floor Price, which prohibits any sales by the Company on days that the stock price closes below a specified price.  These provisions allay any potential concerns that the transaction contemplated under the Purchase Agreement could have a “toxic” effect to existing stockholders.

For this and the other factors discussed herein, the Company respectfully submits that the resale transaction registered in the Registration Statement should not be re-characterized as a primary offering.

E.                                      The Selling Stockholder is not in the Business of Underwriting Securities

Aspire is not in the business of underwriting securities and is not a registered broker-dealer.  In fact, Aspire and its principals have a long history of entering into equity line transactions that are similar to the transaction it has entered into with the Company and a long history of maintaining ownership interest in the companies with which it engages in those transactions.

F.                                      Under all of the Circumstances, the Selling Stockholder is Not Acting as a Conduit for the Company

Aspire is an investor in the Company and has agreed to incur the economic risk for its investment over the term of the Purchase Agreement.  In contrast, an underwriter typically desires to sell shares before it even acquires them to eliminate market risk, among other reasons.

Securities Act Section C&DI 139.13 sets forth the Staff’s view as to when an offering of securities by a selling stockholder may be characterized as an indirect primary offering.  Specifically, a company must meet the following conditions:

•                  it must “complete” the private transaction of all of the securities it is registering for “resale” prior to the filing of the registration statement;

•                  the “resale” registration statement must be on the form that the company is eligible to use for a primary offering; and

•                  the investor(s) must be identified as underwriter(s) in the prospectus, as well as selling stockholder(s).

We respectfully submit that the Company met the requirements set forth above such that the offering set forth in the Registration Statement is properly characterized as an indirect primary offering.  In addition, we believe that this transaction is eligible to be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) because Aspire is not an affiliate of the Company, would not be considered one even if it held all shares registered for resale, is not acting on behalf of the Company or any of its affiliates, and is not a broker-dealer or in the business of acting as one.

Based on the facts and circumstances described above, the Company respectfully submits that the sale of securities registered in the Registration Statement may be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i).

* * * * *

The Company acknowledges:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request the Staff contact me at (612) 492-7067 with any questions or comments regarding this letter.

Very truly yours,

/s/ Robert K. Ranum
Robert K. Ranum

cc:	Manny Villafaña
Scott Kellen
Kips Bay Medical, Inc.

Daniel Morris, Special Counsel
Joseph McCann, Staff Attorney
Securities and Exchange Commission